Exhibit 99.1

Nova Minerals Commences Antimony-Gold Drilling at its Stibium Prospect

Anchorage Alaska, June 11, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to advise that drilling has commenced at its highly prospective Stibium prospect targeting both gold and antimony mineralization. The first diamond drill rig is now operational, with a second diamond rig and the Company-owned RC rig currently being mobilized and scheduled to begin drilling later in June.

Nova’s application for U.S. Department of Defense funding to potentially fast track antimony from mining to refining continues to progress.

Highlights

●	A maiden 3,000m diamond drill program is now underway at the Stibium prospect located in close proximity to Nova’s Whiskey Bravo camp and the bulk tonnage Korbel gold deposit (Figures 1 and 2).

●	The first drill hole is designed to test a potential high-grade gold-antimony zone, delineated through extensive surface sampling (Figures 3 and 4).

●	Drilling at the Stibium prospect is focused on delivering a maiden Mineral Resource Estimate (MRE) for both gold and antimony at this site. Surface sampling has confirmed a significant mineralised footprint, approximately 800 metres long and 400 metres wide, with standout results including: (ASX Announcement: 14 January 2025, and Figures 3 and 4):

○	12 rock samples > 30% Sb with a high of 60.5% Sb
○	10 soil samples > 0.1% Sb with a high of 2.8% Sb
○	16 rock samples > 5 g/t Au with a high of 141 g/t Au
○	35 soil samples > 1 g/t Au with a high of 25.6 g/t Au

●	A second diamond drill rig, along with the Company-owned reverse circulation (RC) rig, is currently being mobilized and is scheduled to commence drilling later in June.

●	Nova’s application for potential U.S. Department of Defense (DoD) funding to fast track its antimony assets from mining to refining has continued to progress and if successful, upon receipt of such grant funds the Company intends to:

a.	Add further diamond drill rigs to this year’s exploration program

b.	Develop a state-of-the-art antimony metallurgical processing hub at Port Mackenzie, Alaska. The Company has already submitted applications and is in discussions with the Port Mackenzie Authority to secure a long-term land lease, with the potential to expand the site footprint.

c.	Engage with potential antimony off take partners.

d.	Employ a world-leading antimony refining expert. Discussions in this regard have already commenced.

Nova CEO, Mr Christopher Gerteisen commented: “We’re excited to commence the first-ever drilling at our Stibium antimony-gold prospect—an important milestone that complements, our continued focus on advancing our Tier-1 gold and antimony assets across the broader Estelle Project. Despite highly encouraging surface sampling results collected by our geological team over the past two years, which suggest the presence of a potentially large and high-grade gold-antimony system, Stibium remains untested at depth. With this initial drilling program, our goal is to define a maiden Mineral Resource Estimate for both gold and antimony at Stibium later this year

In parallel, we are progressing discussions with the U.S. Department of Defense regarding funding support to fast-track antimony production—from mining through to downstream refining. Nova is well advanced in identifying a potential U.S.-based metallurgical refining site and with potential DoD funding has the ability to rapidly expand drilling capacity at site. Through our Estelle Project and potential partnerships with other regional sources, we believe that Nova is well positioned to help re-establish Alaska as a strategic supplier of antimony to the United States which if successful could enhance national security and reinforce supply chain resilience.”

2025 Drill Program

As outlined previously, the 2025 drilling program is primarily focused on RPM, Korbel, and Stibium. However, the drilling strategy remains flexible and will be continuously assessed as the program progresses. Adjustments will be made based on initial drill core observations, and the Company plans to scale up operations—including the addition of further diamond drill rigs—should it secure funding through its pending application with the U.S. Department of Defense to accelerate development of its antimony assets.

Figure 1. Drilling commenced at the newly built pad at Stibium

Figure 2. Drilling commenced at the newly built pad at Stibium

1st drill pad
STB1
STB2
STB3
Stibium
33%
43%
46%
35%
35%
57%
55%
33%
19%
55%
19%
56%
4%
46%
3%
2%
2%
2%
61%
Portage Pass
Korbel
Tomahawk
Stibium
Trundle
Wombat
West Wing
Stoney
Styx
Trumpet
Muddy Creek
Train
Revelation
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Antimony
0
100
200 m
Figure:
3

Figure 3. Antimony soils heat map with rock samples highlighting resource drill targets

1st drill pad
STB1
STB2
STB3
Stibium
1.4
1.3
1.1
34.8
1.3
3.8
1.2
5.6
1.4
1.3
1.5
141.0
42.8
22.3
12.7
3.0
5.3
1.2
17.4
8.7
16.3
12.9
8.0
17.6
62.3
18.1
29.1
1.5
Portage Pass
Korbel
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Stibium Soils - Au_ppm
Band 1 (Gray)
2
0
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Gold
0
100
200 m
Figure:
4

Figure 4. Gold soils heat map with rock samples highlighting resource drill targets

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196